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               [LETTERHEAD OF KAPLAN GOTTBETTER & LEVENSON, LLP]





                                                              February 20, 2002


VIA EDGAR AND FEDERAL EXPRESS
-----------------------------
Mr. Christopher Edwards
Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 0404
Washington, D.C. 20549-0404

         Re:      Return Assured Incorporated
                  Registration Statement on Form S-3
                  Registration Statement No. 333-62546
                  ------------------------------------

Dear Mr. Edwards:

         On behalf of Return Assured Incorporated (the "Registrant"), we respectfully request the withdrawal, without prejudice, of the Registrant"s Registration Statement on Form S-3 (the "S-3 Registration Statement"), registration statement number 333-62546, filed with the Securities and Exchange Commission (the "Commission") on June 7, 2001, Amendment No. 1 to the S-3 Registration Statement filed on June 26, 2001 and Amendment No. 2 to the S-3 Registration Statement filed on October 5, 2001. These filings are being withdrawn because the Registrant has filed a Registration Statement on Form SB-2 (registration statement number 333-82648) in lieu of the S-3 Registration Statement pursuant to comments of the Commission regarding which registration statement would be appropriate in this particular case.

         No sales of securities of the Registrant were made in connection with the S-3 Registration Statement.

         Please contact the undersigned if you require any additional information.

                                                              Very truly yours,

                                                              /s/ Cindy M. Fox

                                                              Cindy M. Fox